599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

212-848-4668
212-646-4668 (Fax)

WRITER’S EMAIL ADDRESS:

ngreene@shearman.com

July 25, 2012

Via Email and EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:  SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”)
(File Nos.  333-172034  and 811-21190)

Dear Ms. Browning:

This letter responds to comments that your colleague, Mr. Richard Pfordte, provided on July 19, 2012 to the Company’s POS 8C filing on Form N-2 dated June 13, 2012 (the “Prospectus”).1  Mr. Pfordte requested that we transmit to you a blackline illustrating the changes made as between the Company’s POS 8C filing on Form N-2 dated June 13, 2012 and the Company’s 497 filing on Form N-2 dated July 24, 2012. Enclosed please find the requested changed pages, which we believe adequately addresses Mr. Pfordte’s request.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Shawn Pelsinger at (212) 848-5242.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

cc:	Richard Pfordte (SEC)
Christopher Hutt (an officer of the Company and the Adviser)
Shawn K. Pelsinger (S&S)

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Prospectus.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK
PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

OFFERING SYNOPSIS

In making an investment decision, an investor must rely upon his, her or its own examination of the Company and the terms of the offering, including the merits and risks involved, of acquiring Shares.  This is only a synopsis of information to consider before investing.  More detailed information follows in the body of this Prospectus.

THE COMPANY
SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”) is a limited liability company organized under the laws of the State of Delaware and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company.  Like an unregistered private investment fund, the Company will offer and sell shares of limited liability company interests in the Company (the “Shares”) in large minimum denominations to high net worth individual and institutional investors and will restrict transferability of the Shares.

~~Under the Limited Liability Company Agreement of the Company (the “LLC Agreement”), the Company may issue one or more series of Shares (each, a “Series”) having such relative rights and preferences as established by the LLC Agreement and by the Board of Directors (as defined below) and bearing separate liabilities.~~  As of the date of this Prospectus, the Board of Directors (as defined below) has established a single Series of Shares designated as “Multi-Strategy Series G” or “Series G” (the “Series”).  This Prospectus relates to the offer and sale of Shares of Multi-Strategy Series G and generally refers to the Company and Multi-Strategy Series G interchangeably.

The assets of the Company will be actively managed and an investment in the Company will be subject to an asset-based fee payable to SkyBridge Capital II, LLC, the investment adviser to the Company (in such capacity, the “Adviser”).  Unlike many private investment funds, the Company has registered as an investment company under the 1940 Act and has registered its Shares under the Securities Act of 1933, as amended (the “1933 Act”), so as to be able to offer the Shares without limiting the number of Eligible Investors (as defined below) who may participate in its investment program.  Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted as members of the Company by its Board of Directors, will become members of the Company (“Shareholders”).

INVESTMENT OBJECTIVE AND INVESTMENT PROGRAM
The investment objective of the Company is to seek capital appreciation, and is classified as a “fundamental policy” meaning it can only be changed by a vote of a majority of the Company’s outstanding voting securities.  No assurance can be given, however, that this investment objective will be achieved.  In addition, no assurance can be given that the Company will not lose money.

The Company seeks to implement its objectives principally through investing in investment funds (“Investment Funds”) managed by third-party investment managers (“Investment Managers”) that employ a variety of alternative investment strategies.  These investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets and are referred to as “alternative” strategies in contrast to the long-only, limited-leverage investment programs of conventional registered investment companies such as mutual funds.  Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the investment program of the Company can be referred to as a fund of hedge funds.

Expenses to be assumed by the Company include, without limitation:  all investment-related expenses, including, but not limited to, fees paid and expenses reimbursed directly or indirectly to Investment Managers (including, however characterized or structured, management fees, performance or incentive fees or allocations and redemption or withdrawal fees, and any indemnification expenses), all costs and expenses directly related to portfolio transactions and positions for the Company’s account, such as direct and indirect expenses associated with the Company’s investments, and enforcing the Company’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential Investment Managers or for other purposes, fees and disbursements to any third party vendors performing data aggregation and/or risk reporting services, fees and disbursements of any third party vendor performing tax compliance services and, if applicable in connection with its temporary or cash management investments or certain swap or other derivative transactions, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees; any non-investment-related interest expense; attorneys’ fees and disbursements associated with preparing, and updating the Company’s Prospectus and preparing and reviewing subscription documents (with the Prospectus, the “Offering Materials”); fees and disbursements of any accountants engaged by the Company, and expenses related to the annual audit of the Company; fees and expense reimbursements paid to the Administrators; recordkeeping, custody and escrow fees and expenses; the costs of errors and omissions, directors’ and officers’ liability insurance and a fidelity bond; the Management Fee; the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders; the costs of tax return and reporting preparation, review and distribution to Shareholders; fees of Independent Directors and travel expenses of Directors relating to meetings of the Board of Directors and committees thereof; all costs and charges for equipment or services used in communicating information regarding transactions between the Adviser and any custodian or other agent engaged by or on behalf of the Company; and any extraordinary expenses, including indemnification expenses as provided for in the Limited Liability Agreement of the Company (the “LLC Agreement”). The Adviser will pay or assume all other ordinary operating expenses of the Company.

In consideration of the administrative services provided by BNYM to the Company, the Company pays BNYM an annual fee, payable monthly, calculated as a percentage of the Company’s net assets, which fee provides for “breakpoints” (or fee reductions) at increasing asset levels (the “Administrative Fee”).  The Administrative Fee is equal to approximately .075% of the Company’s first $200 million of average net assets; .05% of the Company’s next $150 million of average net assets; and .035% of the Company’s average net assets in excess of $350 million.  The Administrative Fee, together with certain per-account charges payable to BNYM, is paid out of and reduces the Company’s net assets.  No separate fee is paid to SkyBridge in its capacity as an Administrator.  See “Administrators.”

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